

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 10, 2009

Mr. Jeffrey Sherman
Chief Financial Officer
Pure Nickel, Inc.
Wellington Street West, Suite 900- 95
Toronto, Ontario, Canada M5J2N7

> **Re: Pure Nickel, Inc.**
> **Form 20-F for the Fiscal Year Ended November 30, 2008**
> **Filed May 19, 2009**
> **Response Letter Dated October 2, 2009**
> **File No. 0-25489**

Dear Mr. Sherman:

We have reviewed your response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended November 30, 2008

1.   Please submit a draft amendment of your Form 20-F with your next response, having all changes marked and including error correction disclosures in your financial statements covering material revisions, and an explanatory paragraph at the forepart of the amendment, stating the reasons for the amendment and directing readers to those sections where further details are provided. Please direct your auditors to AU §§ 420.12 and 530.07 for guidance on explanatory language that may be appropriate for the audit opinion, and dating of the audit opinion. Please contact us by telephone if you require further clarification or guidance.

Selected Financial Data, page 9

2.   We have read your response to prior comment 2 in which you indicate that you would prefer not to include selected financial data reconciled to U.S GAAP as of November 30, 2006 and for the period from May 18, 2006 to November 30, 2006 since it is already included with your financial statements for the fiscal period ended November 30, 2007 and for the period from May 18, 2006 to November 30, 2006. However, this information should be included in selected financial data as part of your summary of key information as required by the Instructions to Item 3.A of Form 20-F. Please amend your filing accordingly.

Operating and Financial Review and Prospects, page 30

Overview, page 31

A. Operating Results, page 31

3.   We have read your response to prior comment 3 in which you indicate that you would prefer not to provide a discussion of the changes in your results of operations for the fiscal year ended November 30, 2007 compared to the period from May 18, 2006 through November 30, 2006 because prior to March 2007 your operating activity was very limited and the changes in financial condition and results of operations between these two periods is not material or helpful in understanding your operations and financial position. However, you disclose in your response material, under the heading "Operating and Financial Review and Prospects," that the discussion of your results of operations includes the period from May 18, 2006 through November 30, 2006 and the fiscal years ended November 30, 2007 and 2008.

In addition to your disclosure of the acquisition of (old) Pure Nickel, Inc. on May 18, 2006, please expand the disclosure to provide a discussion of your financial condition, changes in financial condition and results of operations for the period from May 18, 2006 through November 30, 2006 compared to the period ended November 30, 2007, as required by Item 5 of Form 20-F, or disclose the reasons why you believe that the information is not material and would not be helpful to your investors in understanding your financial position and operating results.

Financial Statements

General

4.   We have read your response to prior comment 5 and have reviewed the audit report you propose to include in an amendment to your filing. Please obtain a revised audit opinion from your auditors which contains clarifying language in the introductory and opinion paragraphs that they have audited the consolidated statement of operations and deficit, cash flows and comprehensive loss for period from May 18, 2006 through November 30, 2006 to correspond with the presentation of your financial statements.

Note 3 – Reverse Takeover Transaction, page F-9

5.   We have read your response to prior comment 8 in which you explain that you used the fair value of the shares of Nevada Star Resources Corp., the legal parent to determine the cost of the purchase in accordance with the guidance of EIC 10 – Reverse Takeover Accounting and CICA Handbook Section 1581 – Business Combinations. However, it appears you based the cost of purchase on the fair value of the shares issued by Nevada Star Resources Corp. to complete the reverse merger rather than the fair value of the issued and outstanding shares of Nevada Star Resources prior to the reverse merger. Please explain to us in further detail how you determined the cost of purchase, and why you believe your determination is consistent with the guidance of EIC 10.

Note 8 – Share Capital, page F-14

6.   We have read your response to prior comment 10 and note that while your revised presentation of common shares presents the effects of the 1:5 reverse stock split, which occurred in 2007, to comply with prior comment 9; it does not properly reflect the reverse takeover transaction as indicated in prior comment 10. We re-issue prior comment 10 in its entirety.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744, or Jenifer Gallagher at (202) 551-3706, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief